Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

December 2011

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated December 6, 2011, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: December 6, 2011	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

AEGON to reaffirm targets at annual investor conference in New York

Opening AEGON’s annual Analyst and Investor Conference in New York later today, CEO Alex Wynaendts will reaffirm the company’s financial targets, first announced last February, and detail the steps AEGON is taking to secure a leading position in each of its chosen markets. Mr. Wynaendts will detail the actions management is taking to mitigate the impact of lower capital market returns and AEGON’s decision to lower long-term interest rate assumptions.

The main focus of the two-day conference will be to demonstrate the progress of AEGON’s three strategic business units in the United States; Life & Protection, Individual Savings & Retirement and Employer Solutions & Pensions. AEGON Americas CEO Mark Mullin will provide an overview of the company’s progress in delivering sustainable growth and serving the increasing customer demand for retirement security in AEGON’s largest market, the US. Over the past couple of years, AEGON’s operations in the US – which operate under the Transamerica brand – have been streamlined to focus on the opportunities within its core business of providing life insurance, pensions and investment products.

On Wednesday, Mr. Wynaendts, Mr. Mullin and the senior management from AEGON’s US business units will host a series of small group meetings, providing analysts and investors the opportunity to address specific issues relative to the company’s markets and operations.

Mr. Wynaendts stated: “We welcome this opportunity to reaffirm our commitment to delivering on our 2015 financial targets based on our current assumptions, despite the strong headwinds of the current economic environment. We are taking decisive steps to offset the negative impacts of the market turmoil and as such, remain confident in our ability to deliver the growth and attractive returns which our targets represent.”

The conference presentations will be available on AEGON’s corporate website at 4:00 pm EST / 10:00 pm CET at www.aegon.com. The formal presentations will be webcast live also on the website beginning at 4:30 pm EST / 10:30 pm CET.

About AEGON			Contact information

As an international life insurance, pension and asset management company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 26,000 people and have some 40 million customers across the globe.

Media relations: Greg Tucker +31(0)70 344 8956 gcc-ir@aegon.com Investor relations: Willem van den Berg +31 (0)70 344 8305 877 548 9668 – toll free USA only ir@aegon.com www.aegon.com
Key figures - EUR	Third quarter 2011	Full year 2010
Underlying earnings before tax	361 million	1.8 billion
New life sales	405 million	2.1 billion
Gross deposits	10.5 billion	33 billion
Revenue-generating investments (end of period)	404 billion	413 billion

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	changes in the performance of financial markets, including emerging markets, such as with regard to:

•	the frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	the effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	the frequency and severity of insured loss events;

•	changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;

•	changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general

•	increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	acts of God, acts of terrorism, acts of war and pandemics;

•	changes in the policies of central banks and/or governments;

•

lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•

lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	the effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•	litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	customer responsiveness to both new products and distribution channels;

•	competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•

the impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.